Exhibit 2

Shamrock Activist Value Fund Recommends Magellan Health Services, Inc.

(Nasdaq:MGLN) Declare $12.00 Per Share Special Dividend

October 22, 2007

Board of Directors

Magellan Health Services, Inc.

c/o Mr. Steven Shulman

Chairman and Chief Executive Officer

55 Nod Road

Avon, Connecticut 06001

Dear Directors,

Shamrock Activist Value Fund currently owns 1,822,878 shares of Magellan Health Services, Inc. (Nasdaq:MGLN) (the “Company”) common stock or approximately 4.6% of its outstanding shares, which places our fund among the largest owners of the Company. We have been shareholders of Magellan since January 2006 and have spent considerable time researching the Company, its industry, and its competitors.

Until recently, we had been supportive of management’s strategy to pursue acquisition opportunities that seek to capitalize on the Company’s core competency in healthcare administration in a managed care environment. With the acquisitions of NIA and ICORE at a cost of $408 million over the last 18-months, we believe it is now appropriate for management and the Company to focus primarily on successfully integrating these two businesses. Early indications suggest NIA is roughly tracking to plan and ICORE’s performance is lagging acquisition projections. We find it reasonable for shareholders to expect financial results that demonstrate that the Company’s strategy is one that can create value for shareholders. Until that time, we believe it imprudent for the Board to endorse additional acquisition activity.

We believe that the Board has the opportunity to dramatically improve shareholder value by taking immediate action to optimize the Company’s balance sheet. The Company’s current forecast projects $12 million of debt and approximately $315 million of unrestricted cash at year end. Moreover, management indicated on the July 27 conference call that it has access to approximately $1.25 to $1.50 billion of capital from cash on hand and available debt capacity. We agree with management’s assessment. Clearly, Magellan has the financial flexibility to add reasonable leverage to its balance sheet, return a portion of its excess capital to shareholders, while retaining adequate liquidity to pursue opportunistic acquisitions. Therefore, we recommend that the Board should authorize a one-time special dividend of $478 million or approximately $12.00 per share.

Enclosed for your review is a brief summary of the proposed transaction. A copy of this presentation can be found on our website at (www.shamrock.com/pages/activist/MGLN_Dividend_Recap.pdf).

Based on our conversations with shareholders that represent approximately 50% of outstanding shares of the Company, we believe that a return of excess capital at this time would be well received. While some of these shareholders may differ on a preferred method for returning capital (namely, special dividends vs. share repurchases), all agree that the current balance sheet is sub-optimal and is suppressing shareholder returns.

Over the last few months we have had multiple discussions with Company management about capital management. We were initially encouraged by management’s comments on the April 27, 2007 conference call:

“…acquisition opportunities are the first, second and third agenda items in terms of capital deployment to maximize shareholder value. However, we are considering ways to make the balance sheet more efficient, given the pipeline of acquisition opportunities and the inefficiency of the balance sheet.”

Three months later, on their July 27, 2007 conference call, management’s tone and message changed:

“We believe it is prudent to maintain our current capital position. In addition, as Mark has just discussed, our cash needs for the business are fairly significant in ‘07. Given the current incremental usage of cash for a new business and our active acquisition review, we have decided at this point in time not to implement any capital deployment strategies this quarter but we will continue to review and assess this possibility on an ongoing basis as we have stated to you previously.”

Given the Board’s decision to take no action with respect to capital management, we requested on August 9th and again via a letter to the Board of Directors on September 18th , to meet with one or all of the independent Board members to share our analysis and thoughts. We have been disappointed by the Board’s decision to not meet and engage with us in a discussion concerning this issue. Given the lack of response and what we believe is an ongoing risk factor and drag on the Company’s valuation, we are left with no choice but to make our concerns public.

We again request a meeting with any or all of the independent Board members to discuss this important issue at Magellan.

Respectfully,

/s/ Arik Ahitov

Arik Ahitov